Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Resolutions Approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on August 20th, 2026

Mexico City, August 20th, 2026 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the Ordinary and Extraordinary General Shareholders’ Meeting held in Mexico City on August 20th, 2026:

Ordinary and Extraordinary General Shareholders’ Meeting

Summary of Resolutions

1.	Approval of the amendment to the bylaws of the Company in accordance with the current temporal and regulatory context, as presented to the shareholders.

2.	Approval of the integration of the business of the supplier of technical assistance and transfer of technology services, via the merger with Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V., the current strategic partner of ASUR. Consequently, ASUR expects to issue and put into circulation approximately 7.2 million new net shares in its capital stock, and to consolidate said business. ASUR currently has 300 million shares in circulation, and following issuance of the new shares by virtue of the merger, would have approximately 307.2 million shares in circulation. Additionally, approval was issued of the Company’s balance sheet as of December 31, 2025 used as a basis for the merger, the amendment of Article Six of the Bylaws, the granting and delegation of powers, and other acts related to the implementation of the resolutions adopted by the Shareholders’ Meeting and the amendment to the Company’s bylaws as a result of the merger.

3.	Approval of (i) payment of two extraordinary dividends: one extraordinary dividend from the share buyback reserve in the amount of Ps. 10.00 (ten pesos and zero cents, Mexican legal tender) per share, payable in November 2026, to be paid out in a single instalment to each of the Series “B” and “BB” shares representing the paid-in capital stock of the Company that are issued, subscribed, fully paid and released on such date; and an extraordinary cash dividend from the share buyback reserve in the amount of Ps. 10.00 (ten pesos and zero cents, Mexican legal tender) per share, payable in December 2026, to be paid out in a single instalment to each of the outstanding, common, Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date, and (ii) the taxes that the Company incurs with respect to the dividend payments.

Payment of the first extraordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of November 30th, 2026. Payment of the dividend shall be made against delivery of coupon “23” (twenty-three) of the outstanding stock certificates in accordance with the terms notified to shareholders.

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Payment of the second extraordinary dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of December 23rd, 2026. Payment of the dividend shall be made against delivery of coupon “24” (twenty-four) of the outstanding stock certificates in accordance with the terms notified to shareholders.

Approval for the notice of payment of the aforementioned dividends to be published no later than August 21st, 2026, in a widely circulated newspaper.

4.	Special delegates of the Ordinary and Extraordinary General Shareholders’ Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

THIS SUMMARY OF RESOLUTIONS DOES NOT REPRESENT AN OFFER FOR THE SALE OF SECURITIES IN MEXICO, THE UNITED STATES OF AMERICA, OR ANY OTHER JURISDICTION.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

Forward-looking statements:

Some of the statements contained in this press release address expectations of the future or represent other forward-looking information. Actual developments may differ significantly from such forward-looking statements. Forward-looking statements are based on a range of factors and are arrived at based on numerous assumptions. Our forward-looking statements refer only to the date on which they are published and, except when required by the applicable legislation, we are under no obligation to update or revise them as a result of new, future or any other kind of information.

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